UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)
[ X ] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
ACT OF 1934

For the fiscal year ended December 31, 2015

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

For the transition period from ______ to ______

Commission file number: 1-11656

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

GENERAL GROWTH 401(k) SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive offices:

GENERAL GROWTH PROPERTIES, INC.
110 NORTH WACKER DRIVE
CHICAGO, ILLINOIS 60606
(312) 960-5000

GENERAL GROWTH 401(k) SAVINGS PLAN

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees and Participants of
General Growth 401(k) Savings Plan
Chicago, Illinois

We have audited the accompanying statements of net assets available for benefits of the General Growth 401(k) Savings Plan (the Plan) as of December 31, 2015 and 2014 and the related statement of changes in net assets available for benefits for the year ended December 31, 2015. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets of the Plan as of December 31, 2015 and 2014, and the changes in net assets for the year ended December 31, 2015, in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying schedule of assets held at end of year as of December 31, 2015 and the schedule of delinquent participant contributions for the year ended December 31, 2015 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Department of Labor’s Rules and Regulations for Reporting under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Plante & Moran, PLLC
Chicago, Illinois
June 27, 2016

GENERAL GROWTH 401(k) SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2015 AND 2014

	December 31,
	2015	2014
ASSETS:
Participant-directed investments:
Registered investment companies	$266,513,295	$271,723,448
Employer stock fund	19,487,755	22,670,647
Common collective trust (stable value)	28,520,238	30,205,331
Vanguard Brokerage Option	247,153	355,896
Total participant-directed investments, at fair value	314,768,441	324,955,322

Receivables:
Notes receivable from participants	4,086,315	3,628,415
Employer contributions	2,302,029	2,329,410
Participant contributions	2,979,439	3,538,586
Total receivables	9,367,783	9,496,411
NET ASSETS AVAILABLE FOR BENEFITS	$324,136,224	$334,451,733

The accompanying notes are an integral part of these financial statements.

GENERAL GROWTH 401(k) SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS
AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2015

INVESTMENT INCOME (LOSS):
Dividend income	$14,588,224
Net depreciation in fair value of investments	(14,935,192)
Total investment loss	(346,968)

CONTRIBUTIONS:
Participants	12,912,022
Employer	7,263,227
Total contributions	20,175,249

OTHER ADDITIONS:
Interest from participant notes receivable	156,450
Total investment loss, contributions and other additions	19,984,731

DEDUCTIONS FROM NET ASSETS ATTRIBUTABLE TO:
Benefit payments	30,161,240
Administrative expenses	139,000
Total deductions from net assets	30,300,240

NET DECREASE IN NET ASSETS	(10,315,509)

NET ASSETS AVAILABLE FOR BENEFITS
Beginning of year	334,451,733
End of year	$324,136,224

The accompanying notes are an integral part of these financial statements.

GENERAL GROWTH 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 1.    Description of Plan and Significant Plan Provisions
The following description of the General Growth 401(k) Savings Plan (the “Plan”) provides only general information. Participants should refer to the plan document, which may be obtained from the Plan Administrator (as defined below), for a more complete description of the Plan's provisions.

General: GGP Limited Partnership (n/k/a GGP Operating Partnership, LP) (the “Company”) is the Plan Sponsor and Plan Administrator. Vanguard Fiduciary Trust Company (“VFTC”) is the trustee of the Plan. The Plan is designed to encourage and assist eligible employees to adopt a regular program of savings to provide for their retirement. The Plan is a defined contribution plan covering all full-time and part-time (as defined) employees of the Company and its affiliates and subsidiaries. Employees are eligible to participate in the Plan on their first day of employment with the Company and/or once the employees attain the age of eighteen. Certain individuals at locations managed by the Company are either employees of companies not owned or controlled by the Company or are covered by other qualified plans and, therefore, are not eligible to participate in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”) and the financial statements and schedules presented have been prepared in accordance with the financial reporting requirements of ERISA.

Contributions: Under the terms of the Plan, subject to certain limitations, each participant is allowed to make before-tax contributions in 1% increments up to 50% of gross earnings, as defined in the Plan document. The Internal Revenue Code (“IRC”) imposes, among other things, a dollar limitation on the amount of before-tax contributions for a calendar year. For 2015, a participant’s before-tax contribution was generally limited to $18,000. Also for 2015, participants age 50 and over were eligible to contribute a before-tax catch-up contribution of up to $6,000. Participants may also designate all or part of their Plan contributions as Roth 401(k) contributions, which are after-tax contributions. The Company adds to a participant’s account through a matching contribution up to 5% of the participant’s annual earnings contributed to the Plan. The Company will match 100% of the first 4% of earnings contributed by each participant and 50% of the next 2% of earnings contributed by each participant. During 2015, the Company remitted certain employee deferrals to the Plan after the Department of Labor's required time frame.

Participant accounts: Separate accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contributions, rollover deposits and allocations of the Company’s contributions and plan earnings, and charged with an allocation of plan losses and administrative expenses. Allocations are based on participant earnings or account balances as defined in the Plan. The benefit to which a participant is entitled is limited to the benefit that can be provided from the participant’s vested account. Participants designate which investment option or combination of options in which their contributions and the Company's matching contributions are to be invested.

At December 31, 2015, the Plan included the following investment options:

•	Thirty-three registered investment companies which offer investments in stocks, bonds and cash equivalents;

•	Common stock of the Company, a publicly-traded real estate investment trust (“Employer Stock Fund”), subject to certain limitations as discussed below; and

•	Vanguard Retirement Savings Trust III, a stable value collective investment trust, which invests primarily in investment contracts issued by insurance companies, banks or other financial institutions.

•
Vanguard Brokerage Option allows participants to direct their assets into stocks listed on the major U.S. exchanges, bonds and other fixed income investments, exchange-traded funds (ETFs) and thousands of mutual funds from hundreds of fund companies.

On April 21, 2009, the Employee Stock Fund was closed to all new contributions. Contributions made to the Employee Stock Fund prior to April 21, 2009 may remain invested therein.

Notes receivable from participants: Participants may borrow against their account, subject to certain administrative rules. The minimum loan that will be made is $1,000 and the total of any individual participant's loan or loans may never exceed the lesser of 50% of the participant's total vested account balance or $50,000. The loans are secured by the balance in the participant’s account and bear interest at the prime rate on the first business day of the month in which the loan is made plus one percent. As of January 1, 2011, any new loans may not exceed five years. Principal and interest are due each pay period. Participant loans are due and payable within 90 days upon termination of employment. Delinquent participant loans are reclassified as distributions based on the terms in the Plan document.

GENERAL GROWTH 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

Vesting: Employee and employer contributions made on or after January 1, 1998 vest immediately.

Termination: Although it has not expressed any intent to do so, the Company reserves the right to partially or completely terminate the Plan, subject to the provisions of the Plan and ERISA. Upon a complete or partial termination of the Plan, each affected participant’s benefits will be distributable to the participant or the participant’s beneficiary.

Payment of benefits: Upon termination of service due to death, disability, retirement on or after attaining the Plan's normal retirement age of 60, or termination of employment, the balances in the participant's separate accounts may be paid in lump sum to the participant, or in the event of death, the participant’s beneficiary. Prior to termination of service, a participant may withdraw contributions by claiming hardship, as defined by the Plan. GGP stock will be distributed in cash or stock, as elected by the participant. All other distributions will be made in cash.

Terminated participants’ vested account balances less than $5,000 and greater than $1,000 will be transferred into an eligible retirement plan, unless the participant elects to receive the distribution directly or to have the distribution paid directly to an eligible retirement plan specified by the participant. For participant account balances of $1,000 or less, lump sum cash distributions will be made.

NOTE 2.    Summary of Significant Accounting Policies

Basis of accounting: The financial statements were prepared using the accrual method of accounting.

Use of estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of income and expenses during the reporting periods. Actual results could differ from these estimates.

Investments: The Plan’s investments are stated at fair value. Refer to Note 3 Fair Value Measurements for disclosure regarding the valuation methodologies used to measure fair value of the Plan’s participant-directed investments. Investment income is allocated and recorded daily to the participants' accounts. Purchases and sales of investments are recorded on a trade-date basis. Interest income is accrued when earned. Dividends are recorded on the ex-dividend date. Capital gain distributions are included in dividend income. The Plan's investments includes net gains and losses on investments bought and sold, as well as held during the year.

Administrative expenses: Certain expenses of maintaining the Plan are paid directly by the Company and are excluded from these financial statements. Only expenses paid by the Plan are reflected in the Plan’s financial statements.

Payment of benefits: Benefit payments to participants are recorded upon distribution.

New Accounting Pronouncements: In May 2015, the FASB issued Accounting Standard Update 2015-07, Disclosures for Investments in Certain Entities that Calculate Net Asset Value Per Share (or its Equivalent), (ASU 2015-07). ASU 2015-07 removes the requirement to categorize within the fair value hierarchy investments for which fair values are estimated using the net asset value practical expedient provided by Accounting Standards Codification 820, Fair Value Measurement. Disclosures about investments in certain entities that calculate net asset value per share are limited under ASU 2015-07 to those investments for which the entity has elected to estimate the fair value using the net asset value practical expedient. ASU 2015-07 is effective for public business entities (other than public business entities) for fiscal years beginning after December 15, 2015, with retrospective application to all periods presented. Early application is permitted. Management has elected to adopt ASU 2015-07 early.

In July 2015, the FASB issued ASU 2015-12, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965): (Part I) Fully Benefit-Responsive Investment Contracts, (Part II) Plan Investment Disclosures, (Part III) Measurement Date Practical Expedient. Part I of the ASU eliminates the requirements to measure the fair value of fully benefit-responsive investment contracts and provide certain disclosures. Contract value is the only required measure for fully benefit-responsive investment contracts. Part II of the ASU eliminates the requirements to disclose individual investments that represent 5 percent or more of net assets available for benefits and the net appreciation or depreciation in fair value of investments by general type. It also simplifies the level of

GENERAL GROWTH 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

disaggregation of investments that are measured using fair value. Plans will continue to disaggregate investments that are measured using fair value by general type; however, plans are no longer required to also disaggregate investments by nature, characteristics and risks. Further, the disclosure of information about fair value measurements shall be provided by general type of plan asset. Part III of the ASU allows a plan with a fiscal year end that doesn’t coincide with the end of a calendar month to measure its investments and investment-related accounts using the month end closest to its fiscal year end. The ASU is effective for fiscal years beginning after December 15, 2015. Parts I and II are to be applied retrospectively. Part III is to be applied prospectively. Plans can early adopt any of the ASU’s three parts without early adopting the other parts. Management has elected to adopt Part II of the ASU early. Parts I and III are not applicable to the Plan.

Change in Presentation: The presentation of the stable value common collective trust for 2014 has been changed to be consistent with the 2015 presentation. The fund is presented using Net Asset Value (NAV) per unit as a practical expedient for the fair value of the investment without presentation of contract value or the difference between fair value and contract value. This change in presentation resulted from a recent clarification from the Financial Accounting Standards Board, and had no effect on total net assets available for benefits or the change in net assets available for benefits.

NOTE 3.     Fair Value Measurements
The Plan measures its financial assets and liabilities at fair value on a recurring basis in accordance with generally accepted accounting principles related to fair value. The fair value measurement guidance establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. These tiers include:

•	Level 1 - defined as quoted prices for identical assets or liabilities in active markets;

•	Level 2 - defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and

•	Level 3 - defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of relevant observable inputs and minimize the use of unobservable inputs.

The Plan’s policy is to recognize transfers between levels of the fair value hierarchy as of the end of the reporting period. There were no transfers between levels of the fair value hierarchy during 2015.

The valuation methodologies used for assets measured at fair value are as follows:

•
Short-term money market and registered investment companies - Shares in the short-term money market and registered investment companies in the Vanguard Brokerage Option are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end.

•
Common collective trust - The Plan's investment is valued at net asset value ("NAV") per unit as determined by the administrator of the trust. Such NAV is based on the fair value of the underlying assets and liabilities of the trust. There were no unfunded commitments as of December 31, 2015 or December 31, 2014 and no redemption restrictions for the years ended December 31, 2015 and December 31, 2014.

•
Fixed income securities and equity securities - Fixed income securities in the Vanguard Brokerage Option are valued using the last quoted bid price. Equity securities in the Vanguard Brokerage Option are valued at the last quoted sales price as of the close of trading at year-end; such securities not traded on the year-end date are valued at the last quoted bid prices.

•	Employer Stock Fund - The Employer Stock Fund is valued using the year-end market price of GGP common stock plus any uninvested cash held in the fund.

GENERAL GROWTH 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

The following table summarizes the Plan’s financial assets and liabilities that are measured at fair value on a recurring basis, as of December 31, 2015 and 2014:

	Fair Value Measurements
	At December 31, 2015
Description	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Fair Value

Vanguard brokerage option	$247,153	$—	$—	$247,153
Employer stock fund	19,487,755	—	—	19,487,755
Registered investment companies	266,513,295	—	—	266,513,295
	$286,248,203	$—	$—	286,248,203

Investments measured at NAV:

Common collective trust (stable value)				28,520,238
Total investments - fair value				$314,768,441

	Fair Value Measurements
	At December 31, 2014
Description	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Fair Value

Vanguard brokerage option	$355,896	$—	$—	$355,896
Employer stock fund	22,670,647	—	—	22,670,647
Registered investment companies	271,723,448	—	—	271,723,448
	$294,749,991	$—	$—	294,749,991

Investments measured at NAV:

Common collective trust (stable value)				30,205,331
Total investments - fair value				$324,955,322

The Plan also holds other assets not measured at fair value on a recurring basis, including, contributions receivable. The fair value of these assets approximates the carrying amounts in the accompanying financial statements due to the short maturity of the instruments. Under the fair value hierarchy, these financial instruments are valued primarily using level 3 inputs.

NOTE 4.    Income Tax Status

GENERAL GROWTH 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

The Plan received its latest determination letter on September 19, 2013, applicable for the Plan’s amendments effective on May 1, 2002; December 31, 2002; January 1, 2003; and January 1, 2004, in which the Internal Revenue Service (the “IRS”) stated the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. Management does not believe that any plan amendments made subsequent to January 1, 2004 affect the qualification of the Plan.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2015, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2012.

NOTE 5.    Risks and Uncertainties

The Plan provides for investment in various investment securities. The investments of the Plan are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in values of investments in the near term would materially affect participants' account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits.

NOTE 6.    Exempt Party-In-Interest Transactions

As of April 21, 2009, the Employee Stock Fund was closed to new contributions. Contributions made to the Employee Stock Fund prior to April 21, 2009 may remain invested therein.

The Plan invests in shares of registered investment companies managed by an affiliate of VFTC. Transactions in such investments qualify as party-in-interest transactions which are exempt from the prohibited transaction rules. Fees incurred by the Plan for investment management services were included as a reduction of the return earned on each fund. Administrative fees paid by participants, which reduced Plan net assets, were $139,000 in 2015.

NOTE 7.    Reconciliation of Financial Statements to the Form 5500

The following is a reconciliation of net assets available for benefits:

	December 31,
	2015	2014
Net assets available for benefits per the financial statements	$324,136,224	$334,451,733
Adjustment from contract value to fair vale for fully benefit-responsive investment contracts	—	927,219
Net assets available for benefits per the Form 5500	$324,136,224	$335,378,952

The following is a reconciliation of net increase in Plan assets:

Year Ended
December 31, 2015
Net decrease in Plan assets per the financial statements	(10,315,509)
Reversal of prior year adjustment from contract value to fair value for fully benefit-responsive investment contracts	(927,219)
Net loss per the Form 5500 (at fair value)	$(11,242,728)

GENERAL GROWTH 401(k) SAVINGS PLAN

SUPPLEMENTAL SCHEDULE
FORM 5500, SCHEDULE H, PARV IV LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR) AS OF DECEMBER 31, 2015
E.I.N. (as of 12/31/2015) 30-0827164 Plan Number 002

	Identity of Issue	Description of Investment	Cost	Fair Value
Registered Investment Companies:
*	American Funds EuroPacific R-4	Registered Investment Company	**	$14,100,509
*	Artisan Mid Cap Fund	Registered Investment Company	**	16,607,739
*	Royce Total Return Fund Serv	Registered Investment Company	**	9,540,257
*	T. Rowe Price Spec Int'l	Registered Investment Company	**	362,315
*	Vanguard Emrg Mkts Stk Idx Inv	Registered Investment Company	**	767,529
*	Vanguard Equity Income Inv	Registered Investment Company	**	5,353,765
*	Vanguard Explorer Fund Inv	Registered Investment Company	**	6,883,281
*	Vanguard Extend Mkt Index Inst	Registered Investment Company	**	11,308,225
*	Vanguard Growth Index Fund Adm	Registered Investment Company	**	1,536,511
*	Vanguard High-Yield Corp Inv	Registered Investment Company	**	1,983,661
*	Vanguard Infla-Prot Securities	Registered Investment Company	**	804,396
*	Vanguard Inst Index Fund	Registered Investment Company	**	38,543,527
*	Vanguard Inter-Term Bond Inst	Registered Investment Company	**	23,327,632
*	Vanguard Mid-Cap Growth Fund	Registered Investment Company	**	280,118
*	Vanguard Morgan Grwth Adm	Registered Investment Company	**	14,933,760
*	Vanguard Prime Money Mkt	Registered Investment Company	**	33,398
*	Vanguard REIT Index Fund Inv	Registered Investment Company	**	4,674,594
*	Vanguard Small-Cap Index Fund Adm	Registered Investment Company	**	2,030,189
*	Vanguard Sm-Cap Value Index	Registered Investment Company	**	30,259
*	Vanguard Tgt Retirement 2010	Registered Investment Company	**	1,403,781
*	Vanguard Tgt Retirement 2015	Registered Investment Company	**	9,222,807
*	Vanguard Tgt Retirement 2020	Registered Investment Company	**	12,031,297
*	Vanguard Tgt Retirement 2025	Registered Investment Company	**	22,935,074
*	Vanguard Tgt Retirement 2030	Registered Investment Company	**	9,887,602
*	Vanguard Tgt Retirement 2035	Registered Investment Company	**	17,488,247
*	Vanguard Tgt Retirement 2040	Registered Investment Company	**	7,522,508
*	Vanguard Tgt Retirement 2045	Registered Investment Company	**	11,587,359
*	Vanguard Tgt Retirement 2050	Registered Investment Company	**	4,545,961
*	Vanguard Tgt Retirement 2055	Registered Investment Company	**	1,398,171
*	Vanguard Tgt Retirement 2060	Registered Investment Company	**	52,134
*	Vanguard Target Retirement Inc	Registered Investment Company	**	2,287,405
*	Vanguard Total Int'l Stock Idx	Registered Investment Company	**	7,028,734
*	Victory Est Value I	Registered Investment Company	**	6,020,550
				266,513,295

*	GGP Common Stock	Employer Stock Fund	**	19,487,755

*	Vanguard Retirement Savings Trust III	Common/Collective Trust	**	28,520,238

*	VGI Brokerage Option	Vanguard Brokerage Option	**	247,153

*	Participants	4.25% - 10.5%	-	4,086,315
	Total			$318,854,756
	* Party in Interest
	** Cost information not required

Schedule of Delinquent Participant Contributions
Form 5500, Schedule H, Line 4a
Year Ended DECEMBER 31, 2015

Participant Contributions Transfered Late to the Plan	Total that Constitutes Nonexempt Prohibited Transactions
Check Here if Late Participant Loan Repayments are included:	Contributions Not Corrected	Contributions Corrected Outside VFCP	Contributions Pending Correction in VFCP	Total Corrected in VFCP and PTE 2002-51
X	0	$253.4	0	$253.4

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

GENERAL GROWTH 401(k) SAVINGS PLAN

By: GGP OPERATING PARTNERSHIP, LP,
as Administrator

June 27, 2016	/s/ Julie K. Knudson
By: Julie K. Knudson
SVP, Human Resources

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION
23.1	Consent of Plante & Moran, PLLC